

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

February 21, 2013

Via E-Mail
Richard Tong
Executive Vice President and General Counsel
NV5 Holdings, Inc.
200 South Park Road, Suite 350
Hollywood, FL 33021

      **Re: NV5 Holdings, Inc.
            Registration Statement on Form S-1
            Filed January 28, 2013
            File No. 333-186229**

Dear Mr. Tong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to Comment 2, and your statement that, "the company will not be publicly distributing a preliminary prospectus in conjunction with this filing."

Please advise us how the company intends to conduct offers in the waiting period absent the use of a preliminary prospectus.

Unaudited Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 4 – Business Acquisition, page F-14

2.   Please provide the disclosure required by ASC 805-10-50-2.

3.   Please tell us your consideration of the guidance for providing financial statements and pro forma financial information for the Kaco acquisition.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant at (202) 551-3385 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor at (202) 551-3415 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: David P. Lewis, Esq.
      DLA Piper LLP